EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Evans and Sutherland Computer Corporation:

We consent to the use of our report dated March 31, 2006 with respect to the consolidated balance sheets of Evans and Sutherland Computer Corporation as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005, and the related schedule incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

The audit report covering the December 31, 2005, consolidated financial statements contains an explanatory paragraph that states the consolidated financial statements as of December 31, 2004 and for each of the years ended December 31, 2004 and 2003 have been restated.

/s/  KPMG LLP

KPMG LLP

Salt Lake City,UT

November 8, 2006